News Release
Bema to List on the New York Stock Exchange

Vancouver, June 22, 2006 - Bema Gold Corporation (TSX, AMEX: BGO, AIM: BAU) is pleased to announce that it has received approval to list its common shares on the New York Stock Exchange (“NYSE”) and trading is scheduled to begin on July 14, 2006 under the ticker symbol BGO. To commemorate the listing, Clive Johnson, Chairman, CEO, and President, will be ringing the NYSE opening bell on July 14, 2006

Bema is not issuing any new shares or raising any new capital as part of this listing. The Company’s shares also trade on the Toronto Stock Exchange under the symbol BGO and the London Stock Exchange’s Alternate Investment Market (“AIM”) under the symbol BAU. The Company’s shares will no longer trade on the American Stock Exchange after July 14, 2006.

The NYSE is the largest equity marketplace in the world, home to nearly 2,800 companies,and trading on an average day 1.7 billion shares valued at $65 billion.

Bema Gold Corporation is one of the world’s fastest growing intermediate gold producers with operating mines and development projects on three continents. The Company is projected to produce one million ounces of gold annually by the year 2009.

On Behalf Of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For more information please visit our website at www.bema.com or to speak to a Company representative please contact:

Ian MacLean,
Vice President, Investor Relations,
604-681-8371, investor@bemagold.com

Some of the statements contained in this release are "forward-looking statements" within the meaning of Canadian Securities law requirements and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding the Company’s shares being listed on and commencing trading on the New York Stock Exchange. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: the Company ceasing to meet the listing criteria of the New York Stock Exchange or the Exchange otherwise exercising its discretion not to commence trading in the Company’s shares. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.